Half-Year Report JANUARY – JUNE 2022

Contents MorphoSys Group: Half-Year Report January – June 2022 3 Summary 5 Interim Group Management Report 5 Operating Business Performance 14 Strategy and Group Management 14 Corporate Developments 14 Subsequent Events 14 General Business and Market Environment 15 Intellectual Property 15 Human Resources 16 Financial Analysis 22 Interim Consolidated Financial Statements 22 Consolidated Statement of Profit or Loss (IFRS) 23 Consolidated Statement of Comprehensive Income (IFRS) 24 Consolidated Balance Sheet (IFRS) 26 Consolidated Statement of Changes in Stockholder’s Equity (IFRS) 28 Consolidated Statement of Cash Flows (IFRS) 30 Notes to the Consolidated Financial Statements 2 Group Interim Statement MorphoSys – II/2022

Summary of the Second Quarter of 2022 Operating Highlights for the Second Quarter of 2022 • On June 13, 2022, Pfizer, MorphoSys and Incyte announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s TTI-622, a novel SIRPα-Fc fusion protein, and Monjuvi® (tafasitamab-cxix) plus lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplantation (ASCT). • On June 14, 2022, MorphoSys and Human Immunology Biosciences, Inc. (HIBio) entered into an equity participation agreement and license agreements. HIBio obtains exclusive worldwide rights to develop and commercialize MorphoSys’ felzartamab, an anti-CD38 antibody, and MOR210, an anti-C5aR1 antibody across all indications worldwide, with the exception of Greater China for felzartamab and Greater China and South Korea for MOR210. Financial Results for the First Half-Year of 2022 • Monjuvi U.S. net product sales in the first half-year of 2022 reached €  38.3  million (US$ 41.9 million) (H1 2021: € 27.8 million (US$ 33.5 million)) and gross margin of 80% (H1 2021: 82%). • Research and development expenses in the first half-year of 2022 amounted to € 126.0 million (H1 2021: € 73.8 million) and combined expenses for selling and general and administration totaled € 72.9 million (H1 2021: € 97.4 million). • Cash and other financial assets totaled €  754.3  million as of June  30, 2022 (December  31, 2021: € 976.9 million). • The Company updated its financial guidance for the 2022 financial year on July 26, 2022. Corporate Developments • The MorphoSys AG Annual General Meeting on May 18, 2022 elected Andrew Cheng, M.D., Ph.D., to the Company’s Supervisory Board. Due to the ongoing COVID-19 pandemic, the 2022 Annual General Meeting was held as a virtual meeting without the physical presence of shareholders or their proxies, as in the prior year, and was available to registered shareholders as a live broadcast on the internet. Significant Events After the End of the Second Quarter of 2022 • MorphoSys updated its financial guidance for 2022 financial year on July 26, 2022. For details refer to the section "Outlook". • On July 26, 2022, MorphoSys notified Royalty Pharma that it intends to draw US$ 300.0 million (€ 296.3 million) of the development funding bonds. The proceeds are anticipated to be delivered to MorphoSys in September 2022 and will be used primarily to fund development activities. Group Interim Statement 3 MorphoSys – II/2022

MorphoSys Development Pipeline as of June 30, 2022 Clinical Programs Developed by Partners (Selection) COMPOUND/BRAND NAME PARTNER DISEASE AREA STATUS Gantenerumab Roche Alzheimer’s Disease Phase 3 data expected in 2022 Otilimab GSK Rheumatoid Arthritis Phase 3 data expected in 2022 Ianalumab Novartis Sjögren’s syndrome Lupus Nephritis and other Phase 3 clinical development expected to start in 2022 Abelacimab Anthos Therapeutics Venous Thromboembolism Prevention and Cancer Associated Thrombosis (CAT) Phase 3 clinical development started in May 2022 - FDA Fast Track Designation for CAT Setrusumab Ultragenyx and Mereo Biopharma Osteogenesis Imperfecta Pivotal phase 2/3 clinical study ongoing Felzartamab HIBio I-Mab Biopharma HIBio: Membranous Nephropathy (MN), IgA Nephropathy (IgAN) I-Mab: Multiple Myeloma (MM) MN & IgAN in phase 2 studies Registrational phase 2 completed; pivotal phase 3 ongoing (MM) 4 Group Interim Statement

Interim Group Management Report: January 1 – June 30, 2022 Operating Business Performance MorphoSys AG (hereinafter also referred as "MorphoSys") focuses on commercializing its marketed product and on advancing product candidates at various stages of development. The acquisition of Constellation in 2021 represented a transformation for MorphoSys, expanding its clinical development pipeline and positioning the Company for long-term sustainable growth. The key measures of value for MorphoSys’ research and development activities include: • Advancement of development programs and product approvals • Clinical and preclinical research results • Regulatory interactions (or feedback from) with Health Authorities for the approval of new drug candidates • Collaborations, partnerships and M&A activities with other companies to expand the drug pipeline and the technology base as well as to commercialize the therapeutic programs • Strong patent protection to secure MorphoSys’ market position Development of Tafasitamab MorphoSys’ commercial activities are currently focused on Monjuvi® (tafasitamab-cxix) in the United States. On July 31, 2020, FDA granted Monjuvi in combination with lenalidomide an accelerated approval for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). MorphoSys co-commercializes Monjuvi with its partner Incyte in the United States. On March 15, 2022, the National Comprehensive Cancer Network® updated the Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas and the designation for Monjuvi (tafasitamab-cxix) in combination with lenalidomide is now a Preferred Regimen for second-line therapy in patients with Diffuse Large B-cell Lymphoma (DLBCL) who are not candidates for transplant. Commercial Performance of Tafasitamab During the first half-year of 2022, Monjuvi sales reached €  38.3  million (H1 2021: €  27.8  million), driven primarily by demand where we saw the highest demand in Q2 since launch. Compared to Q2 2021, the sales in Q2 2022 rose by 46% (based on sales in €) and amounted to €  21.7  million (Q2 2021: €  14.9  million). MorphoSys and Incyte continue to see a high penetration in the community setting driving 70% of the sales with the balance coming from the academic setting. Since launch, the Company, along with its partner Incyte, has in aggregate received orders from more than 1,250 treatment sites. During the second quarter 2022, greater than 550 accounts ordered with cloase to 80% of those accounts representing repeat orders. While we continue to see positive trends year-over-year and sequentially, we recognize the competitive landscape has increased including recent approvals of additional second-line treatment options for relapsed or refractory diffuse large B-cell lymphoma. Group Interim Statement 5 MorphoSys – II/2022

Regulatory Progress of Tafasitamab On March 22, 2022, MorphoSys and Incyte announced that the Swiss agency for therapeutic products (Swissmedic), has granted temporary approval for Minjuvi® (tafasitamab) in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), after at least one prior line of systemic therapy including an anti-CD20 antibody, who are not eligible for autologous stem cell transplant (ASCT). Incyte holds exclusive commercialization rights for Minjuvi in Switzerland. Incyte and MorphoSys share global development rights to tafasitamab, with Incyte having exclusive commercialization rights to tafasitamab outside the United States. Tafasitamab is co-marketed by Incyte and MorphoSys in the United States under the trade name Monjuvi and by Incyte in Europe, the UK and Canada under the trade name Minjuvi. Research and Development MorphoSys’ research and development activities are currently focused on the following clinical candidates: • Tafasitamab is a humanized Fc-modified monoclonal antibody directed against CD19. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a potential target structure for the treatment of B-cell malignancies. On July 31, 2020, FDA granted tafasitamab in combination with lenalidomide (Monjuvi) an accelerated approval for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). MorphoSys is currently conducting two Phase 3 clinical studies with tafasitamab: frontMIND, a pivotal phase 3 trial of tafasitamab in first-line DLBCL and inMIND, a study evaluating whether tafasitamab and lenalidomide as an add-on to rituximab provides improved clinical benefit compared with lenalidomide alone as an add-on to rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphomas (MZL). • Pelabresib (CPI-0610) is an investigational selective small molecule BET inhibitor with an epigenetic mechanism of action that has been designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins, which normally enhance target gene expression. The FDA granted pelabresib Fast Track Designation in November 2018 for the treatment of myelofibrosis (MF). The FDA and the EMA also granted orphan drug designation to pelabresib for the treatment of myelofibrosis in November 2019 and February 2020 respectively. To examine the opportunity to address serious unmet medical needs in patients with myelofibrosis, MorphoSys is currently conducting two clinical trials for the treatment of myelofibrosis (MF), the phase 2 MANIFEST trial and the phase 3 MANIFEST-2 trial. MANIFEST is a global, multicenter, open-label, phase 2 study that evaluates pelabresib as monotherapy or in combination with ruxolitinib, the current standard of care. MANIFEST‑2 is a global, double-blinded, randomized phase 3 clinical study. It is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK- inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post- polycythemia (post-PV) MF who have splenomegaly and symptoms requiring therapy. • CPI‑0209 is an investigational small molecule, second-generation EZH2 inhibitor with an epigenetic mechanism of action that has been designed to achieve comprehensive target coverage through increased on-target residence time. Data from in vitro preclinical models of multiple cancer types suggested that CPI-0209 may bind to EZH2 more durably and with higher affinity than first-generation EZH2 inhibitors. CPI-0209 was designed to eliminate auto-induction of metabolism, which has been an issue with other EZH2 inhibitors. A phase 1/2 clinical trial of CPI‑0209 is currently ongoing, with patients enrolling. The trial evaluates CPI‑0209 as a monotherapy in patients with advanced solid tumors. 6 Group Interim Statement MorphoSys – II/2022

In addition to MorphoSys’ own pipeline, the following programs, among others, are being further developed by MorphoSys’ partners: • Gantenerumab, a HuCAL® antibody targeting amyloid beta, is being developed by Roche as a potential treatment for Alzheimer’s disease. As part of the agreement with Royalty Pharma, MorphoSys will retain 40% of future royalties on gantenerumab and will provide Royalty Pharma with 60% of future royalties. • Otilimab (formerly MOR103/GSK3196165) is a HuCAL antibody directed against granulocyte-monocyte colony-stimulating factor (GM-CSF). Due to its diverse functions in the immune system, GM-CSF can be considered a target for a broad range of anti-inflammatory therapies such as rheumatoid arthritis (RA). Otilimab was fully out-licensed to GlaxoSmithKline (GSK) in 2013. MorphoSys will retain 20% of future royalties on otilimab and, as part of the agreement with Royalty Pharma, will provide Royalty Pharma with 80% of future royalties and 100% of future milestone payments. • Ianalumab is an antibody directed against BAFF-R that is being investigated by Novartis in several indications including Sjögren’s syndrome, Autoimmune Hepatitis and Systemic Lupus Erythematosus (SLE). Ianalumab is currently in phase 2 clinical development and is expected to enter phase 3 clinical development in 2022 (Lupus Nephritis, Sjögren’s syndrome). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. • Abelacimab (MAA868) is an antibody directed against Factor XI that is being investigated by Anthos Therapeutics in a phase 3 clinical program for the prevention of venous thromboembolism (VTE) and cancer associated thrombosis (CAT). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. • Setrusumab is an antibody directed against sclerostin that is currently being investigated by Ultragenyx and Mereo Biopharma in a phase 2/3 clinical study for the treatment of osteogenesis imperfecta. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. • Felzartamab is an investigational human monoclonal HuCAL-IgG1-antibody directed against a unique epitope of the target molecule CD38. CD38 is a surface antigen broadly expressed on malignant myeloma cells as well as on antibody-producing plasmablasts and plasma cells, the latter playing an important role in the pathogenesis of antibody-mediated autoimmune diseases. On June 14, 2022, it was announced that Human Immunology Biosciences (HIBio) has obtained exclusive worldwide rights, with the exception of Greater China, to develop and commercialize felzartamab across all indications worldwide. During a transition phase, MorphoSys will be compensated by HIBio for ongoing program expenses. HIBio will assume full responsibility for future development and commercialization expenses. MorphoSys will be eligible to receive payments from HIBio on achievement of development, regulatory and commercial milestones, in addition to tiered, single- to low double-digit royalties on net sales of felzartamab. Felzartamab is also being further developed by I-Mab for Greater China, where, if approved, it may also be commercialized. I-Mab is currently pursuing clinical development in multiple myeloma (MM).. • MOR210/TJ210 is an antibody directed against C5aR, derived from MorphoSys’ HuCAL library. C5aR, the receptor of complement factor C5a, is being investigated as a potential new drug target in the fields of immuno-oncology, immune and chronic inflammatory diseases. In November 2018, MOR210/TJ210 was out-licensed to I-Mab for Greater China and South Korea. MOR210 will also be developed further by HIBio which has obtained exclusive worldwide rights, with the exception of Greater China and South Korea as announced on June 14, 2022. HIBio will assume full responsibility for future development and commercialization expenses for MOR210. MorphoSys will be eligible to receive payments from HIBio on achievement of development, regulatory and commercial milestones, in addition to tiered, single- to low double-digit royalties on net sales of MOR210. • In addition to the programs listed above, MorphoSys and its partners are pursuing several programs in various stages of research and clinical development. Group Interim Statement 7 MorphoSys – II/2022

Proprietary Clinical Development Studies of Tafasitamab The clinical development of tafasitamab is focused on non-Hodgkin’s lymphoma (NHL). In DLBCL, MorphoSys aims to position tafasitamab for all patients suffering from DLBCL, regardless of treatment line or potential combination therapy. Treatment options for patients with r/r DLBCL who are not candidates for high-dose chemotherapy (HDC) and ASCT were limited prior to the U.S. approval of tafasitamab. Additionally, the firstMIND study included patients with newly diagnosed DLBCL and paved the way for the frontMIND study, a pivotal phase 3 trial in first-line patients, which began in May 2021. In June 2021, MorphoSys and Incyte announced new three-year follow-up data from the ongoing phase 2 L-MIND study of tafasitamab in combination with lenalidomide in adult patients with r/r DLBCL. The new results, based on an October 30, 2020 data cut-off, built on previous findings showing durable responses and a consistent safety profile of tafasitamab in combination with lenalidomide followed by tafasitamab monotherapy. A total of 80 out of 81 enrolled study patients receiving tafasitamab plus lenalidomide were included in the efficacy analysis at approximately three years follow-up (≥35 months). The long-term analysis, as assessed by an independent review committee (IRC), showed that patients treated with tafasitamab plus lenalidomide had an overall response rate (ORR) of 57.5%, including a complete response (CR) rate of 40%. Additionally, the median duration of response (DoR) was 43.9 months, with a median overall survival (OS) of 33.5 months and median progression-free survival (PFS) of 11.6 months. The RE-MIND2 matched L-MIND trial patients receiving tafasitamab in combination with lenalidomide followed by tafasitamab monotherapy with real-world adult patients who received the most frequently used treatments for r/r DLBCL. These treatments included 1) polatuzumab vedotin plus bendamustine and rituximab (pola-BR); 2) rituximab plus lenalidomide (R2); and 3) CD19 chimeric antigen receptor T-cell (CAR-T) therapies. In December 2021, results from the RE-MIND2 study were presented at the 2021 American Society of Hematology (ASH) Annual Meeting, showing that a significant improvement in median overall survival (OS) was observed for tafasitamab plus lenalidomide compared to pola-BR as well as R2. In June 2022, during the American Society of Clinical Oncology Annual Meeting (ASCO 2022) in Chicago, additional overall survival (OS) data from post-hoc subgroup analyses were presented. The findings indicate that, across all subgroups analyzed, there was a trend toward enhanced OS with tafasitamab plus lenalidomide when compared with other recommended therapies in patients with high- and lower-risk R/R DLBCL. A comparable median OS benefit was observed with tafasitamab plus lenalidomide compared to CAR-T, however, these results were not statistically significant, due to the small sample size. The objective response rate (ORR) and complete response rate (CR), key secondary endpoints, were statistically significantly higher for tafasitamab plus lenalidomide versus R2. While safety endpoints were not included in this study, the most common adverse events (AEs) associated with tafasitamab plus lenalidomide were feeling tired or weak, diarrhea, cough, fever, swelling of lower legs or hands, respiratory tract infection and decreased appetite. Warnings and Precautions for Monjuvi included infusion-related reactions, serious or severe myelosuppression (including neutropenia, thrombocytopenia and anemia), infections and embryo-fetal toxicity. Neutropenia led to treatment discontinuation in 3.7% of patients. The most common adverse reactions (≥ 20%) were neutropenia, fatigue, anemia, diarrhea, thrombocytopenia, cough, pyrexia, peripheral edema, respiratory tract infection, and decreased appetite. The phase 2/3 study, B-MIND, is evaluating the safety and efficacy of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for HDC and ASCT. The study has been fully recruited as of June 2021. The regulatory significance of the B-MIND study has decreased as only long-term safety data of B-MIND are 8 Group Interim Statement MorphoSys – II/2022

required by the EMA as an obligation for the conditional marketing authorization. As such, the event-driven primary analysis has been removed from the planned analyses; all final analyses of primary and secondary endpoints will be performed in mid-2024. In addition to clinical development in r/r DLBCL, on May 11, 2021 MorphoSys announced that the first patient had been dosed in frontMIND, a pivotal phase 3 trial of tafasitamab in first-line DLBCL: frontMIND is evaluating tafasitamab and lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated DLBCL. The study is planned to enroll up to 880 patients. Topline data from the trial are expected in the second half of 2025. Updated preliminary data presented at ASH 2021, from firstMIND, a phase 1b, open-label, randomized study on the safety and preliminary efficacy of R-CHOP plus either tafasitamab or tafasitamab plus lenalidomide for patients with newly diagnosed DLBCL, showed a preliminary overall response rate of 90.9% versus 93.9%, respectively, in a low-intermediary to high risk population. The combination of tafasitamab, lenalidomide and R-CHOP had an acceptable and manageable safety profile. These results supported further investigation of the tafasitamab plus lenalidomide combination in the frontMIND study. On April 19, 2021, MorphoSys and Incyte announced that the first patient had been dosed in the phase 3 inMIND study. The inMIND study evaluates whether tafasitamab and lenalidomide as an add-on to rituximab provides improved clinical benefit compared with lenalidomide alone as an add-on to rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphomas (MZL). The study is expected to enroll over 600 adult patients. Topline data from the inMIND trial are expected in the second half of 2023. The topMIND trial was initiated in late 2021 and is sponsored by Incyte. It evaluates whether tafasitamab and parsaclisib can be safely combined at the recommended phase 2 dose and dosing regimen that was established for each of the two compounds as a treatment option for adult participants with r/r B-cell malignancies. The primary outcomes will be the number of Treatment Emergent Adverse Events (TEAEs) and incidence of dose-limiting toxicities. Key secondary objectives include ORR and various PK measures. In May 2022, Xencor started a Phase 2 combination study of plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. On June 13, 2022, Pfizer, Incyte and MorphoSys announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s TTI-622, a novel SIRPα-Fc fusion protein, and Monjuvi (tafasitamab-cxix) plus lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplantation (ASCT). Preclinical data by Morphosys have shown a strong synergy of Monjuvi and anti-CD47 antibodies in in vitro and in vivo lymphoma models, providing scientific rationale for investigating this combination in clinical trials. Under the terms of the agreement, Pfizer will initiate a multicenter, international Phase 1b/2 study of TTI-622 with Monjuvi and lenalidomide. MorphoSys and Incyte will provide Monjuvi for the study. The study will be sponsored and funded by Pfizer and is planned to be conducted in North America, Europe and Asia-Pacific. Studies of Pelabresib Pelabresib is currently investigated in two clinical trials for the treatment of myelofibrosis (MF), the phase 2 MANIFEST trial and the phase 3 MANIFEST-2 trial. MANIFEST is a global, multicenter, open-label, phase 2 study that evaluates pelabresib as monotherapy or in combination with ruxolitinib, the current standard of care. In Arm 3 of this study, pelabresib is being evaluated in combination with ruxolitinib, in JAK-inhibitor- naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction Group Interim Statement 9 MorphoSys – II/2022 from baseline (SVR35) after 24 weeks of treatment. Pelabresib is also being evaluated in a second-line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1), or as add-on therapy to ruxolitinib in patients with a sub-optimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion- dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with a SVR35 after 24 weeks of treatment. In December 2021, updated data from MANIFEST were presented at the 2021 ASH Annual Meeting. As of September 10, 2021, the data cut-off, a total of 84 JAK inhibitor-naïve patients had been enrolled in Arm 3 and received the combination. Based on the interim data, 68% (n=57) of patients treated with the combination achieved an SVR35 response at week 24 and 60% (n=47) had SVR35 response at week 48. Most patients also saw their symptoms reduced, with 56% (n = 46) achieving TSS50 from baseline at week 24. At the time of the data cut-off, 53 patients (63% of the 84 patients) were still on treatment. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (12%, grade 3/4) and anemia (34%, grade 3/4). Non-hematological events included dyspnea (5%, grade 3) and respiratory tract infections (8%, grade 3/4). Additional data from Arm 1 of the ongoing MANIFEST trial were also presented in an oral presentation at the 2021 ASH Annual Meeting: pelabresib is being evaluated as a monotherapy in patients with advanced MF who are ineligible to receive, intolerant of, or refractory to JAK inhibitors, a population with very limited therapeutic options. Patients were divided into two cohorts, TD and non-TD. For the TD cohort, the primary endpoint was conversion to transfusion independence for 12 consecutive weeks. In the non-TD cohort, the primary endpoint was SVR35 at week 24. At week 24, 11% (n = 7) of patients reached SVR35. In addition, 31% of patients had a spleen volume reduction of 25% or more (n = 20) at week 24. Across all cohorts, 28% (n = 18) of patients achieved TSS50. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (23%, grade 3/4) and anemia (15%, grade 3). Non- hematological events included diarrhea (6%, grade 3) and respiratory tract infections (5%, grade 3). Additionally, analyses from an exploratory endpoint presented at ASH 2021 showed a reduction of megakaryocyte clustering in bone marrow and correlation with spleen volume reduction. Megakaryocytes are the cells in the bone marrow responsible for making platelets, and the clustering of these cells are one of the signs of myelofibrosis. The exploratory data, which require further evaluation and confirmation, suggest the potential pelabresib may have in changing the course of myelofibrosis treatment, if approved. In June 2022, MorphoSys presented data from multiple analyses of the ongoing MANIFEST study during oral and poster sessions at the European Hematology Association 2022 (EHA 2022) Hybrid Congress. A study was presented in an oral session that analyzed cells derived from blood of patients who enrolled in the MANIFEST trial and from healthy volunteers. The findings indicated that pelabresib alone or in combination with the JAK inhibitor ruxolitinib may have the potential to improve the typical imbalance in the two white blood cell populations, the myeloid and lymphoid cells, and help restore normal blood cell development. These improvements also correlated with decreases in spleen volume, a key clinical measure of treatment success. Additionally, pelabresib alone or in combination decreased pro-inflammatory and pro-fibrotic signaling in monocytes, suggested a potential attenuation of disease processes. A second oral presentation highlighted positive interim data from the MANIFEST trial regarding the safety and efficacy of pelabresib in combination with ruxolitinib in patients who were not previously treated with a 10 Group Interim Statement MorphoSys – II/2022

JAK inhibitor and in those with suboptimal response to ruxolitinib. The findings showed that the combination led to reductions in spleen volume and symptom burden, with disease-modifying activity as measured by reduced levels of pro-inflammatory cytokines and improved bone marrow morphology. Over two-thirds (68%; n=57) of JAK inhibitor-naïve patients treated with the combination achieved at least a 35% reduction in spleen volume (SVR35) from baseline at week 24. Notably, 80% of patients achieved SVR35 at any time on study. Most patients also saw their symptoms reduced, with 56% (n=46) achieving at least a 50% reduction in total symptom score (TSS50) from baseline at week 24. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (12%, grade 3/4) and anemia (34%, grade 3/4). Non-hematological events included dyspnea (5%, grade 3) and respiratory tract infections (8%, grade 3/4). In a poster presentation at EHA 2022, matching-adjusted indirect comparisons were used to compare findings for the combination of pelabresib plus ruxolitinib in treatment-naïve patients with intermediate- or high-risk disease in one arm of the MANIFEST trial with findings from historical clinical trials examining the use of JAK inhibitor monotherapy in myelofibrosis. Adjusting for cross-trial differences, the estimated response rate ratios favored the pelabresib combination over ruxolitinib, fedratinib or momelotinib monotherapy for SVR35 and for TSS50, suggesting improved efficacy versus the JAK inhibitors alone. MANIFEST‑2, a global, double-blinded, randomized phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia vera (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has optimized the study’s design by increasing the number of trial participants to 400 patients. Measures have also been taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites, as well as other measures. With these activities in place, MorphoSys expects to report primary analysis data from this study in the first half of 2024. Study of CPI-0209 Patient enrollment in a phase 1/2 clinical trial of  CPI‑0209 is ongoing. The phase 1 portion of the trial evaluated  CPI‑0209  as a monotherapy in patients with advanced solid tumors. After determining the recommended phase 2 dose of 350 mg (oral, once-daily), patients are currently being dosed in the phase 2 expansion cohorts in selected tumor indications (patients with solid tumors with ARID1A mutation incl. urothelial carcinoma), ovarian clear cell carcinoma (ARID1A mutant), endometrial carcinoma (ARID1A mutant), lymphoma, mesothelioma with BAP1 loss , metastatic castration resistant prostate cancer), and initial data from this trial are expected in 2022. Clinical Development Through Partners Studies of Gantenerumab In June 2018, Roche initiated a new phase 3 development program for patients with Alzheimer’s disease. The program consists of two phase 3 trials – GRADUATE 1 and GRADUATE 2 – which are expected to enroll more than 2,000 patients in up to 350 study centers in more than 30 countries worldwide. The two multicenter, randomized, double-blinded, placebo-controlled studies are investigating the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease. The primary endpoint for both studies is the assessment of the signs and symptoms of dementia, measured as the clinical dementia rating sum of boxes (CDR-SOB) score. Patients receive a significantly higher dose of gantenerumab than in Roche’s previous trials as a subcutaneous injection. Roche is planning to announce data from the two pivotal GRADUATE studies with gantenerumab in Alzheimer’s Disease in the fourth quarter of 2022. Group Interim Statement 11 MorphoSys – II/2022

In March 2022, Roche also initiated a new Phase III Alzheimer’s disease prevention trial (SKYLINE) with gantenerumab. SKYLINE, a secondary prevention trial, aims to evaluate the potential of gantenerumab to slow disease progression in people with the earliest biological signs of Alzheimer’s disease. Studies of Otilimab Otilimab (MOR103/GSK3196165), a fully human HuCAL-IgG1 antibody directed against GM-CSF, was fully out-licensed to GSK in 2013. In mid‑2019, GSK announced the initiation of a phase 3 program in rheumatoid arthritis (RA) called ContRAst. The program includes three pivotal studies and a long-term extension study and is evaluating the antibody in patients with moderate to severe RA. GSK also initiated a clinical trial (OSCAR) in 2020 to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID-19- associated disease. GSK provided an update on October 27, 2021, that they would be strategically re-focusing efforts and would no longer further explore otilimab as a potential treatment for severe pulmonary COVID-19 related disease in patients 70 years and older. The Phase 3-ContRAst program investigating otilimab for rheumatoid arthritis continues as planned with pivotal data anticipated by the end of 2022. Studies of Ianalumab Ianalumab is currently being investigated by Novartis in phase 2 clinical development and is expected to enter phase 3 clinical development in 2022 in several indications including Sjögren’s syndrome and Systemic Lupus Erythematosus (SLE). Study of Abelacimab Abelacimab (MAA868) is currently being investigated by Anthos Therapeutics in a phase 3 clinical program for the prevention of venous thromboembolism (VTE) and cancer associated thrombosis (CAT). Study of Setrusumab Setrusumab is currently being investigated by Ultragenyx and Mereo Biopharma in a phase 2/3 clinical study for the treatment of osteogenesis imperfecta. Studies of Felzartamab On June 14, 2022, MorphoSys and Human Immunology Biosciences (HIBio) entered into a license agreement to allow HIBio to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. HIBio has full responsibility for future development of felzartamab and MorphoSys will transfer the development candidate and the clinical studies over to HIBio. In October 2019, MorphoSys initiated a phase 1/2 trial in anti-PLA2R antibody positive MN. The proof-of- concept trial called M-PLACE is an open-label, multicenter trial primarily assessing the safety and tolerability of felzartamab. On November 4, 2021, MorphoSys presented interim results from M-PLACE at the 2021 Annual Meeting of the American Society of Nephrology (ASN). The study included 31 patients with primarily medium or high levels of anti-PLA2R antibody titers at baseline and/or patients who were refractory to previous treatments. Of the 27 treated patients with evaluable results, 24 showed an initial rapid reduction of anti-PLA2R antibody levels one week after the first treatment. After 12 weeks of treatment, most patients showed a substantial reduction in autoantibody titer. The observed titer reduction was independent of cohort and suggests successful depletion of CD38-positive plasma cells. The safety profile was consistent with the proposed mechanism of action of felzartamab. An early assessment of urine protein: creatinine ratio (UPCR) results at six months of treatment showed a decrease in six of ten patients, with four patients having a decrease of more than 50% from baseline. The first patient who had reached the 12-month time point showed a complete immunologic response and a partial clinical response. 12 Group Interim Statement MorphoSys – II/2022

In November 2021, MorphoSys reported that the M-PLACE trial was fully enrolled. In February 2021, the first patient was dosed in the New-PLACE study, a multicenter, open label phase 2 trial designed to assess efficacy, safety at different treatment schedules for a pivotal study in patients with anti- PLA2R antibody positive MN. Enrollment in this study was completed at the end of 2021. In October 2021, the first patient was dosed in the phase 2 IGNAZ trial evaluating felzartamab in patients with IgAN. This multicenter, randomized, double-blind, parallel-group, placebo-controlled trial is planned to enroll approximately 48 patients and is designed to assess the efficacy, safety and pharmacokinetics (PK)/ pharmacodynamics (PD) of felzartamab in patients with IgAN. The primary objective of this study is to evaluate the efficacy of felzartamab compared to placebo. The primary endpoint is the relative change in UPCR and will be assessed for each patient nine months after treatment initiation. Study sites are located in Europe, North America and Asia-Pacific, excluding Greater China. Studies of Felzartamab (MOR202/TJ202) performed by I-Mab In November of 2017, MorphoSys and I-Mab signed a regional license agreement for the development and commercialization of MOR202/TJ202 in China, Hong Kong, Taiwan and Macau. Under this agreement, I-Mab received exclusive rights in the agreed regions. I-Mab is conducting a phase 3 clinical trial in Greater China to evaluate felzartamab in combination with lenalidomide plus dexamethasone as a second line therapy in patients with r/r MM. This study is a randomized, open-label, parallel-controlled, multi-center study to evaluate the efficacy and safety of the combination of felzartamab, lenalidomide and dexamethasone versus the combination of lenalidomide and dexamethasone in patients with r/r MM who have received at least one prior line of treatment. The study was initiated in April 2019 at sites in Taiwan and started in mainland China in April 2020 as part of a coordinated effort to accelerate the study. In October 2021, I-Mab announced that patient enrollment in this pivotal phase 3 trial has been completed. I-Mab has completed the single arm registrational trial with felzartamab and dexamethasone as a third line therapy in patients with r/r MM and announced that topline data met the preset primary and secondary endpoints. Studies of MOR210/TJ210 In November 2018, MorphoSys announced that it had entered into an exclusive strategic collaboration and regional license agreement with I-Mab for exclusive rights to develop and commercialize MOR210/TJ210 in China, Hong Kong, Macau, Taiwan and South Korea. On January 25, 2021, MorphoSys and I-Mab announced the dosing of the first patient in the U.S. in a phase 1 dose-finding study evaluating the safety, tolerability, PK and PD of MOR210/TJ210 as monotherapy in patients with r/r advanced solid tumors. The phase 1 clinical trial is an open-label, multiple-dose group, dose- finding study in various centers across the U.S. MOR210 will also be developed further clinically by Human Immunology Biosciences (HIBio), as announced on June 14, 2022. HIBio has obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. Group Interim Statement 13 MorphoSys – II/2022

COVID-19 Pandemic As already explained in more detail in the 2021 Annual Report, MorphoSys considers the impact of the global COVID‑19 pandemic on healthcare systems and society worldwide, as well as the resulting potential impact on preclinical and clinical programs, specifically clinical trials. MorphoSys continues to monitor the development of the global COVID-19 pandemic in order to decide on necessary measures to protect employees and patients on a case-by-case basis, if necessary. Strategy and Group Management The Company aims to realize intermediate- and long-term growth through its focus on proprietary drug development and commercialization. Through the acquisition of Constellation in July 2021, the Company has expanded its pipeline in the hematology/oncology area. The Company prioritizes the lead development candidates tafasitamab and pelabresib. The commercialization of Monjuvi should progress further and tafasitamab should also be approved in additional indications. Pelabresib is expected to be launched after positive pivotal study results and approval from regulatory authorities. MorphoSys is also pursuing the development of further clinical candidates as described in the Annual Report 2021 starting on page 34. The group management has been adjusted to reflect these operations. Corporate Developments The MorphoSys AG Annual General Meeting on May 18, 2022 elected Mr. Andrew Cheng, M.D., Ph.D. to the Company’s Supervisory Board. Andrew Cheng replaced Ms. Wendy Johnson who's term of office of Supervisory Board member ended at the close of the Annual General Meeting on May 18, 2022. Ms. Johnson was not available for re-election. Due to the ongoing restrictions related to the COVID-19 pandemic, the 2022 Annual General Meeting, as in the prior year, was also held as a virtual meeting without the physical presence of shareholders or their proxies and was available to registered shareholders as a live visual and audio broadcast on the Internet. Subsequent Events MorphoSys updated its financial guidance for 2022 financial year on July 26, 2022. For details refer to the section "Outlook". On July 26, 2022, MorphoSys notified Royalty Pharma that it intends to draw US$ 300.0 million (€ 296.3 million) of the development funding bonds. The proceeds are anticipated to be delivered to MorphoSys in September 2022 and will be used primarily to fund development activities. General Business and Market Environment Economic Trends The war in Ukraine since February 2022 has negatively impacted the global economy and has contributed to a significant slowdown in global growth in 2022 and a rise in inflation. In its updated World Economic Outlook 14 Group Interim Statement MorphoSys – II/2022

from July 26, 2022, the International Monetary Fund (IMF) projects a slower global growth from an estimated 6.1 percent in 2021 to 3.2 percent in 2022. This is 1.2 percentage points lower for 2022 than projected in January. Global growth for 2023 is forecasted to decline to about 2.9 percent. War-induced commodity price increases and broadening price pressures have led to 2022 inflation projections of 6.6 percent in advanced economies and 9.5 percent in emerging market and developing economies — 2.7 and 3.6 percentage points higher than projected last January. Stock markets around the world have fallen across the board since the start of 2022. At the end of the first half of the year, the German DAX index closed almost 21% lower, the SDAX index for smaller companies lost 28% and the TecDAX technology index ended the first half of the year almost 25% down. Biotechnology stocks followed this global trend, as evidenced by the performance of the Nasdaq Biotech Index, which closed the first half of the year with a loss of 13%. The MorphoSys share started 2022 at 34.26 euros and reached a low of 17.27 euros in mid-May. The paper closed the first half of 2022 at 18.77 euros on June 30, 2022. Sector Developments In the first half of 2022, numerous medical conferences were held where companies in the sector presented their research results. Among other events, the world’s largest oncology conference, the American Society of Clinical Oncology (ASCO) Annual Meeting, was held on June 3 - 7, 2022 as a hybrid conference (live and virtual), as was the leading European conference in the field of hematology, the Annual Meeting of the European Hematology Association (EHA), which was held on June 9 - 12, 2022. MorphoSys presented clinical results of tafasitamab and pelabresib in oral presentations, posters and publications at these two medical conferences. With the scaling back of corona-related contact restrictions, investor conferences are again increasingly being held as face-to-face events. MorphoSys was able to participate in six investor conferences and events in April, May and June 2022, the majority of which took place as face-to-face meetings between the Management Board members and institutional investors. Intellectual Property In the first six months of 2022, we continued to reinforce the patent protection of our development programs and growing technology portfolio, which represent the core value drivers of our Company. Currently, the Company has more than 110 different proprietary patent families worldwide, in addition to the numerous patent families we are pursuing in collaboration with our partners. Human Resources On June 30, 2022, the MorphoSys Group had 648 employees (December 31, 2021: 732). During the first half- year of 2022, the MorphoSys Group employed an average of 661 people (H1 2021: 608). Group Interim Statement 15 MorphoSys – II/2022

Financial Analysis By virtue of MorphoSys’ business model, the COVID-19 pandemic has had limited impact on MorphoSys’ net assets and financial position in the first half-year of 2022. The COVID-19 pandemic, however, has had a negative impact on the results of operations in the first half-year of 2022, specifically on lower than expected sales of Monjuvi®. There have been no material asset impairments that have been recognized in connection with COVID-19. The significant decrease in the EUR/USDR average exchange rate compared to the same period last year negatively impacted the MorphoSys Group's consolidated net loss, as expenses recorded in USD exceeded revenues recorded in USD. MorphoSys reports the key financial figures – Monjuvi U.S. net product sales, gross margin of Monjuvi U.S. net product sales, research and development expenses as well as combined expenses for selling and general and administration – relevant for internal management purposes in quarterly statements. Their presentation is supplemented accordingly if other areas of the statement of profit or loss or balance sheet are affected by material business transactions during the quarter. Revenues Group revenues amounted to € 100.9 million (H1 2021: € 85.4 million). This increase resulted from higher revenues from product sales and royalties. Group revenues included revenues of € 38.3 million (H1 2021: € 27.8 million) from the recognition of Monjuvi U.S. net product sales. Success-based payments including royalties accounted for 42% or €  42.8  million (H1 2021: 50% or €  43.1  million) of total revenues. On a regional basis, MorphoSys generated 96% or €  97.4  million of its commercial revenues from product sales and with biopharmaceutical companies in North America and 4% or €  3.6  million from customers primarily located in Europe and Asia. In the same period last year, these percentages were 76% (€ 65.0 million) and 24% (€ 20.4 million), respectively. 73% of the Group's revenues were generated with customers Janssen, Incyte and McKesson (H1 2021: 62% with Janssen, GSK and Incyte). Cost of Sales Cost of sales in the first half-year of 2022 amounted to € 25.1 million (H1 2021: € 15.2 million) and consisted primarily of expenses related to research services provided to customers as well as acquisition and production costs of inventories recognized as an expense, mainly for Monjuvi and Minjuvi. The gross margin of Monjuvi U.S. net product sales amounted to 80% (H1 2021: 82%). Operating Expenses Research and Development Expenses Research and development expenses amounted to € 126.0 million in the first half-year of 2022 (H1 2021: € 73.8 million). The increase mainly resulted from the inclusion of expenses of Constellation (acquisition of 16 Group Interim Statement MorphoSys – II/2022

Constellation in the third quarter of 2021). Expenses in this area consisted primarily of expenses for external services of €  80.1  million (H1 2021: €  43.4  million) and personnel expenses of €  33.0  million (H1 2021: € 20.9 million). Combined Expenses for Selling and General and Administration The combined expenses for selling and general and administration amounted to € 72.9 million in the first half-year of 2022 (H1 2021: €  97.4  million). This sum consisted mainly of personnel expenses of €  39.4  million (H1 2021: €  43.8  million) and expenses for external services of €  25.3  million (H1 2021: € 46.9 million). Selling expenses amounted to € 45.9 million in the first half-year of 2022 (H1 2021: € 56.6 million). This item consisted mainly of personnel expenses of € 23.3 million (H1 2021: € 31.1 million) and expenses for external services of € 18.5 million (H1 2021: € 23.1 million) and decreased due to streamlining and focusing of selling efforts. Selling expenses also included all of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi. In comparison to the same period of the previous year, general and administrative expenses decreased to € 27.0 million (H1 2021: € 40.8 million). This line item mainly comprised personnel expenses amounting to €  16.1  million (H1 2021: €  12.7  million) and expenses for external services of €  6.8  million (H1 2021: € 23.8 million). The major driver for this decline were one-time transaction-related costs for the Constellation acquisition in 2021. Finance Income / Finance Expenses Finance income totaled € 16.7 million in the first half-year of 2022 (H1 2021: € 116.3 million) and resulted from the remeasurement of financial assets from collaborations in the amount of €  5.2  million (H1 2021: € 108.3 million). This comprised the effect from the differences between planning assumptions and actual figures. Also included was finance income from the investment of cash and cash equivalents and corresponding currency translation gains from investing of funds in the amount of € 11.3 million (H1 2021: € 8.0 million). Finance expenses totaled € 248.0 million in the first half-year of 2022 (H1 2021: € 36.8 million). This increase was mainly due to the measurement effects from financial liabilities from future payments to Royalty Pharma of €  150.1  million (H1 2021: €  0) resulting from differences between planning assumptions and actual figures, foreign currency effects and the application of the effective interest method. Furthermore, the finance expense effects from financial liabilities from collaborations of €  89.7  million (H1 2021: €  27.5  million), specifically from the foreign currency valuation as well as from the application of the effective interest method, contributed to the increase. Also included are finance expenses from the investment of cash and cash equivalents and foreign currency translation losses from financing activities in the amount of € 0.3 million (H1 2021: €  1.7  million). Furthermore, interest expenses on the convertible bond issued in 2020 were included in the amount of € 6.1 million (H1 2021: € 5.9 million). Group Interim Statement 17 MorphoSys – II/2022

Financial Position Cash and Investments On June 30, 2022, the Group had cash and investments of € 754.3 million, compared to € 976.9 million on December 31, 2021. Cash and investments are presented in the balance sheet items "Cash and Cash Equivalents" and current and non-current "Other Financial Assets". The decrease in cash and investments resulted mainly from financing operating activities in the first half-year of 2022. Balance Sheet Assets Total assets on June  30, 2022 amounted to € 2,508.5 million, a decrease of € 47.7 million compared to December 31, 2021 (€ 2,556.3 million). The decrease in Current Assets resulted mainly from the decrease in the balance sheet item “Cash and Cash Equivalents” by € 4.2 million and from the decrease in the item “Other Financial Assets” by € 248.4 million, mainly due to the financing of operating activities in the first half-year of 2022. Furthermore, the balance sheet item “Financial Assets from Collaborations” decreased by € 14.3 million. This decrease was partially offset by an increase in the items “Accounts Receivable” by € 44.5 million and “Prepaid Expenses and Other Assets” by € 24.0 million. In comparison to December 31, 2021, Non-Current Assets increased by € 136.4 million to € 1,559.7 million, mainly due to the increase in the balance sheet items “Intangible Assets” by € 69.7 million, “Goodwill” by € 30.2 million as well as “Other Financial Assets” by € 29.9 million. The increase in intangible assets and goodwill results mainly from the decrease in the Euro to US dollar exchange rate compared to December 31, 2021. As a result of the consideration for the contribution in kind of the license to felzartamab, MorphoSys received a 15.0% interest in HIBio and for this the balance sheet item “Investment in Associates” was recognized for the first time in the amount of € 9.5 million. Liabilities Current Liabilities increased from € 284.5 million as of December  31, 2021 to € 317.9 million as of June  30, 2022, mainly as a result of an increase of € 35.3 million in the balance sheet item “Contract Liability”, which mainly results from the recognition of the consideration associated with the licensing of MOR210, as well as of an increase of € 15.7 million in “Financial Liabilities from Future Payments to Royalty Pharma”. This increase was partially offset by a decrease of € 29.6 million in the item “Accounts Payable and Accruals”. Non-Current Liabilities increased by € 191.2 million compared to December  31, 2021, mainly due to the increase of the items “Financial Liabilities from Future Payments to Royalty Pharma” by € 110.3 million and “Financial Liabilities from Collaborations” by € 79.4 million due to adjustments in planning assumptions. 18 Group Interim Statement MorphoSys – II/2022

Stockholder’s Equity As of June  30, 2022, the Company’s common stock including treasury shares amounted to € 34,231,943 (December 31, 2021: € 34,231,943). As of June  30, 2022, the value of treasury shares decreased from € 3,085,054 on December  31, 2021 to € 2,915,518. The reason for this decrease was the transfer of 4,587 treasury shares from the 2018 performance-based Long-Term Incentive Plan (LTI Plan) in the amount of € 169,536 to the Management Board and certain employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2022 and offers beneficiaries a six-month period until October 19, 2022 to receive a total of 16,008 shares. As a result, the number of MorphoSys shares held by the Company as of June 30, 2022, amounted to 78,567 shares (December 31, 2021: 83,154 shares). As of June  30, 2022, additional paid-in capital amounted to € 833,820,037  (December  31, 2021: € 833,320,689). The increase totaling € 499,348 was largely a result of the allocation of personnel expenses from share-based payments in the amount of € 668,884. Part of the increase was offset by a decline that resulted from the reclassification of treasury shares related to share allocations from the 2018 Long-Term Incentive Plan in the amount of € 169,536. On June  30, 2022, the other comprehensive income reserve mainly contained foreign currency translation differences from consolidation of € 137,423,276 (December 31, 2021: € 52,785,077). The currency translation differences from consolidation include exchange rate differences from the translation of the financial statements of Group companies prepared in foreign currencies and differences between the exchange rates used in the balance sheet and income statement. The consolidated net loss for the first six months of 2022 of € 357,641,777 is reported under “accumulated deficit.” As a result, the accumulated deficit increased from € 672,349,226 on December  31, 2021 to € 1,029,991,003 on June 30, 2022. The development of the equity position of the parent company MorphoSys AG (including the assessment with regard to the provision of section 92 German Stock Corporation Act) as well as of the Group is closely monitored by the Management Board. At the time of this report, the Management Board is not aware of any imminent risks that could affect the company as a going concern. Group Interim Statement 19

Risks and Opportunities Taking into account current developments on the relevant markets, the risk and opportunities and their assessment remain unchanged in all material respects compared with the situation described on pages 73 and 83 in the 2021 Annual Report. 20 Group Interim Statement

Outlook Expected Development of Financial Position MorphoSys' most recent financial guidance for the 2022 financial year was published on March 16, 2022 and updated on July 26, 2022. The Group now expects Monjuvi’s U.S. net product sales to range from US$ 90 million to US$ 110 million (€ 81.8 million to € 100.0 million at an EUR/USD exchange rate of 1.10), accompanied by a gross margin of 75% to 80%. This revenue guidance does not include royalty income, milestone payments or other revenues from partners as these revenue sources are not under our direct control. Tremfya royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ statement of profit or loss. Royalty revenues for the sales of Tremfya will be transferred to Royalty Pharma and will therefore not result in any cash inflow for MorphoSys. MorphoSys expects to receive royalties for Minjuvi sales outside the U.S., but does not provide a prognosis for this royalty stream as MorphoSys does not receive a sales forecast from its partner Incyte. In 2022, the Group now expects R&D expenses to range from € 275 million to € 300 million. R&D expenses primarily represent our investments in the development of tafasitamab, pelabresib, felzartamab and CPI-0209. The expected expenses for felzartamab are reimbursed by HIBio since the compound was out- licensed and are therefore not part of the R&D expenses in the second half of 2022. R&D expenses are expected to increase compared to the prior year predominantly due to investment in three late-stage studies. This increase is partly offset by the consolidation of research activities across the company. SG&A, including Incyte’s share of Monjuvi’s selling costs, are now expected to range from € 150 million to € 165 million. This guidance is subject to a number of uncertainties, including the potential for variability from Monjuvi, potential impacts of the conflict between Russia and Ukraine as well as the ongoing COVID-19 pandemic and its impact on the business of MorphoSys and on that of partners. The statements in the 2021 Annual Report on pages 88-91 concerning the strategic outlook, the expected business and human resource developments, future research and development, and the dividend policy continue to apply. Group Interim Statement 21

22

Group Interim Statement

Consolidated Statement of Profit or Loss (IFRS) – (unaudited)

in €	Note	Q2 2022 [1]	Q2 2021 [1]	H1 2022	H1 2021
Product Sales	2	21,695,612	14,942,079	38,328,433	27,794,990
Royalties	2	22,027,267	13,731,645	41,042,372	25,373,193
Licenses, Milestones and Other	2	15,718,744	9,560,268	21,537,274	32,255,426
Revenues	2	**59,441,623**	**38,233,992**	**100,908,079**	**85,423,609**
Cost of Sales		**(17,241,932)**	**(10,136,312)**	**(25,134,424)**	**(15,184,293)**
Gross Profit		**42,199,691**	**28,097,680**	**75,773,655**	**70,239,316**
Operating Expenses					
Research and Development		(60,916,933)	(40,506,812)	(125,964,896)	(73,823,916)
Selling		(24,004,235)	(28,461,138)	(45,893,251)	(56,627,048)
General and Administrative		(12,384,735)	(30,493,263)	(26,978,239)	(40,751,085)
Total Operating Expenses		**(97,305,903)**	**(99,461,213)**	**(198,836,386)**	**(171,202,049)**
Operating Profit / (Loss)		**(55,106,212)**	**(71,363,533)**	**(123,062,731)**	**(100,962,733)**
Other Income		7,771,177	1,663,390	9,165,669	2,838,468
Other Expenses		(11,752,453)	(1,437,088)	(15,491,288)	(3,409,133)
Finance Income		6,172,893	102,411,620	16,727,818	116,308,866
Finance Expenses		(185,146,906)	2,926,302	(247,963,035)	(36,763,703)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets		(951,000)	196,000	(1,040,000)	285,000
Income Tax Benefit / (Expenses)	3	4,021,790	(13,502,482)	4,021,790	989,211
Consolidated Net Profit / (Loss)		**(234,990,711)**	**20,894,209**	**(357,641,777)**	**-20,714,024**
Earnings per Share, Basic and Diluted		(6.88)	–	(10.47)	(0.63)
Earnings per Share, Basic		–	0.64	–	–
Earnings per Share, diluted		–	0.61	–	–
Shares Used in Computing Earnings per Share, Basic and Diluted		34,151,461	–	34,150,505	32,772,125
Shares Used in Computing Earnings per Share, Basic		–	32,781,475	–	–
Shares Used in Computing Earnings per Share, Diluted		–	35,371,193	–	–

[1] The three month period is not part of the auditor's review.

Consolidated Statement of Comprehensive Income (IFRS) – (unaudited) in € Q2 2022 1 Q2 2021 1 H1 2022 H1 2021 Consolidated Net Profit / (Loss) (234,990,711) 20,894,209 (357,641,777) (20,714,024) Items that may be reclassified to Profit or Loss Foreign Currency Translation Differences from Consolidation 65,179,425 333,222 84,638,199 (594,594) Other Comprehensive Income 65,179,425 333,222 84,638,199 (594,594) Total Comprehensive Income (169,811,286) 21,227,431 (273,003,578) (21,308,618) 1 The three month period is not part of the auditor’s review. Group Interim Statement 23

Consolidated Balance Sheet (IFRS) – (unaudited) in € Note 06/30/2022 12/31/2021 ASSETS Current Assets Cash and Cash Equivalents 5 119,054,300 123,248,256 Other Financial Assets 5 605,328,627 853,686,102 Accounts Receivable 5 120,460,867 75,911,054 Financial Assets from Collaborations 5 2,443,723 16,729,924 Income Tax Receivables 1,224,507 1,089,078 Other Receivables 5 13,565,735 2,226,912 Inventories 23,428,237 20,755,187 Prepaid Expenses and Other Assets 63,303,776 39,323,437 Total Current Assets 948,809,772 1,132,969,950 Non-Current Assets Property, Plant and Equipment 6,918,640 7,106,783 Right-of-Use Assets 43,164,096 42,485,275 Intangible Assets 908,026,334 838,322,389 Goodwill 365,765,501 335,574,009 Other Financial Assets 5 29,922,450 0 Deferred Tax Asset 3 186,036,678 186,545,176 Investment in Associates 13 9,497,466 0 Prepaid Expenses and Other Assets 5 10,375,935 13,250,634 Total Non-Current Assets 1,559,707,100 1,423,284,266 Total Assets 2,508,516,872 2,556,254,216 24 Group Interim Statement

in € Note 06/30/2022 12/31/2021 LIABILITIES AND STOCKHOLDERS’ EQUITY Current Liabilities Accounts Payable and Accruals 5 158,464,445 188,077,185 Lease Liabilities 5 3,504,833 3,238,111 Tax Liabilities 3 390,952 528,217 Provisions   2,459,605 2,549,397 Contract Liability 13 35,540,488 223,862 Bonds   2,031,250 422,945 Financial Liabilities from Collaborations 11,392,964 1,097,295 Financial Liabilities from Future Payments to Royalty Pharma 104,131,383 88,401,374 Total Current Liabilities   317,915,920 284,538,386 Non-Current Liabilities   Lease Liabilities 40,099,166 39,345,777 Provisions   1,536,398 1,576,379 Contract Liability   28,731 28,731 Deferred Tax Liability 3 19,319,325 22,065,419 Bonds   286,305,181 282,784,505 Financial Liabilities from Collaborations 4, 5 592,666,474 513,264,290 Financial Liabilities from Future Payments to Royalty Pharma 4, 5 1,278,104,428 1,167,774,786 Total Non-Current Liabilities   2,218,059,703 2,026,839,887 Total Liabilities   2,535,975,623 2,311,378,273   Stockholders’ Equity   Common Stock 6 34,231,943 34,231,943 Treasury Stock (78,567 and 83,154 shares for 2022 and 2021, respectively), at Cost   (2,915,518) (3,085,054) Additional Paid-in Capital 6 833,820,037 833,320,689 Other Comprehensive Income Reserve 6 137,395,790 52,757,591 Accumulated Deficit 6 (1,029,991,003) (672,349,226) Total Stockholders’ Equity   (27,458,751) 244,875,943 TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY 2,508,516,872 2,556,254,216 Group Interim Statement 25

Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited) Common Stock Shares € Balance as of January 1, 2021   32,890,046 32,890,046 Expenses through Share-based Payment Transactions and Issue of Convertible Instruments   0 0 Exercise of Stock Options Issued   2,494 2,494 Transfer of Treasury Stock for Long-Term Incentive Programs   0 0 Balance as of Reserves:   Foreign Currency Translation Differences from Consolidation   0 0 Consolidated Net Loss   0 0 Total Comprehensive Income   0 0 Balance as of June 30, 2021   32,892,540 32,892,540 Balance as of January 1, 2022   34,231,943 34,231,943 Expenses through Share-based Payment Transactions and Issue of Convertible Instruments 6, 7, 11 0 0 Transfer of Treasury Stock for Long-Term Incentive Programs 6, 7, 11 0 0 Balance as of Reserves:   Foreign Currency Translation Differences from Consolidation 6 0 0 Consolidated Net Loss 6 0 0 Total Comprehensive Income   0 0 Balance as of June 30, 2022   34,231,943 34,231,943 26 Group Interim Statement

Group Interim Statement 27

Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders' Equity
Shares	€	€	€	€	€
131,414	**(4,868,744)**	**748,978,506**	**2,211,419**	**(157,889,210)**	**621,322,017**
0	0	1,276,490	0	0	1,276,490
0	0	114,573	0	0	117,067
(29,375)	1,085,700	(1,085,700)	0	0	0
0	0	0	(594,594)	0	(594,594)
0	0	0	0	(20,714,024)	(20,714,024)
0	**0**	**0**	**(594,594)**	**(20,714,024)**	**(21,308,618)**
102,039	**(3,783,044)**	**749,283,869**	**1,616,825**	**(178,603,234)**	**601,406,956**
83,154	**(3,085,054)**	**833,320,689**	**52,757,591**	**(672,349,226)**	**244,875,943**
0	0	668,884	0	0	668,884
(4,587)	169,536	(169,536)	0	0	0
0	0	0	84,638,199	0	84,638,199
0	0	0	0	(357,641,777)	(357,641,777)
0	**0**	**0**	**84,638,199**	**(357,641,777)**	**(273,003,578)**
78,567	**(2,915,518)**	**833,820,037**	**137,395,790**	**(1,029,991,003)**	**(27,458,751)**

Consolidated Statement of Cash Flows (IFRS) – (unaudited) H1 (in €) Note 2022 2021 Operating Activities:       Consolidated Net Profit / (Loss)   (357,641,777) (20,714,024) Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:   Impairments of Assets   797,944 116,001 Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets   5,142,636 4,654,051 Net (Gain) / Loss of Other Financial Assets   (335,244) (2,484,355) (Income) from Reversals of Impairments / Impairments on Financial Assets   1,040,000 (285,000) Net (Gain) / Loss on Derivative Financial Instruments   (212,445) 0 Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations   84,481,103 (80,796,823) Non Cash Effective Net Change in Financial Liabilities from Future Payments to Royalty Pharma 110,432,607 0 Non Cash Effective Change of Bonds   6,144,606 5,926,887 Share-based Payment 10 924,380 1,854,488 Income Tax Benefit 3 (4,021,790) (989,211) Changes in Operating Assets and Liabilities:   Accounts Receivable   (41,960,183) (13,154,588) Income Tax Receivables, Other Receivables, Inventories and Prepaid Expenses and Other Assets   (23,600,414) (29,647,859) Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Provisions   (34,505,608) 5,802,027 Contract Liability 13 15,441,847 (1,783,528) Income Taxes Paid   (136,365) (83,363) Net Cash Provided by / (Used in) Operating Activities   (238,008,703) (131,585,297) 28 Group Interim Statement

H1 (in €) Note 2022 2021 Investing Activities:       Cash Payments to Acquire Other Financial Assets   (566,000,000) (786,452,089) Cash Receipts from Sales of Other Financial Assets   784,180,445 1,091,445,156 Cash Payments for Derivative Financial Instruments   212,445 0 Cash Payments to Acquire Property, Plant and Equipment   (1,026,202) (971,053) Cash Payments to Acquire Intangible Assets   (3,691,434) (11,449,733) Interest Received   329,705 155,459 Net Cash Provided by / (Used in) Investing Activities   214,004,959 292,727,740   Financing Activities:   Cash Payments for Costs from Issuing Shares 6 0 (21,400) Cash Proceeds in Connection with Exercised Stock Options 6 0 138,467 Cash Receipts from Financing from Collaborations   19,502,950 31,520,343 Cash Payments for Principal Elements of Lease Payments   (1,773,150) (1,560,976) Interest Paid   (2,012,263) (2,219,439) Net Cash Provided by / (Used in) Financing Activities   15,717,537 27,856,995 Effect of Exchange Rate Differences on Cash   4,092,251 (1,459,307) Increase / (Decrease) in Cash and Cash Equivalents   (4,193,956) 187,540,131 Cash and Cash Equivalents at the Beginning of the Period   123,248,256 109,794,680 Cash and Cash Equivalents at the End of the Period   119,054,300 297,334,811 Group Interim Statement 29

Notes to the Consolidated Financial Statements (unaudited) MorphoSys AG ("the Company" or "MorphoSys") is a biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic antibodies for patients suffering from various cancers. The Company has a proprietary portfolio of compounds and a pipeline of compounds developed with partners from the pharmaceutical and biotechnology industry. MorphoSys was founded as a German limited liability company in July 1992. In June 1998, MorphoSys became a German stock corporation. In March 1999, the Company completed its initial public offering on Germany’s "Neuer Markt": the segment of the Deutsche Börse designated, at that time, for high-growth companies. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). Each ADS represents 1/4 of a MorphoSys ordinary share. MorphoSys AG’s registered office is located in Planegg (district of Munich), and the registered business address is Semmelweisstrasse 7, 82152 Planegg, Germany. The MorphoSys  AG consolidated and separate financial statements can be viewed at this address. The Company is registered in the Commercial Register B of the District Court of Munich under the number HRB 121023. These interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) as applicable in the European Union (EU). These interim consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. These interim consolidated financial statements comply with IAS 34 "Interim Financial Reporting." The condensed interim consolidated financial statements do not contain all of the information and disclosures required for the financial year-end consolidated financial statements and therefore should be read in conjunction with the consolidated financial statements dated December 31, 2021. The condensed interim consolidated financial statements were approved for publication on August 1, 2022. The interim consolidated financial statements as of June  30, 2022, include MorphoSys AG as the ultimate parent company. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. (Boston, Massachusetts, USA). MorphoSys US Inc. in turn has a wholly owned subsidiary - Constellation Pharmaceuticals, Inc. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. also has a wholly owned subsidiary, Constellation Securities Corp. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. and Constellation Securities Corp. are collectively referred to as “Constellation”, and all entities constitute the “MorphoSys Group” or “Group”. 1. Accounting Policies Basis of Application The accounting and valuation principles applied to the consolidated financial statements for the financial year ending December 31, 2021, were the same as those applied to the first six months of 2022. The consolidated 30 Group Interim Statement financial statements as of December  31, 2021 are available on the Company’s website at: https://www.morphosys.com/en/investors/financial-information. Presentation of Prior Year Figures The presentation of prior year's figures has been adjusted to the structural changes to the consolidated statement of profit or loss, the consolidated balance sheet, the consolidated statement of changes in stockholders' equity and the consolidated statement of cash flows made in the consolidated financial statements as of December 31, 2021, in order to provide comparable information for the previous year. Changes in Accounting Standards and Disclosures New and Revised Standards Applied for the First Time in the Financial Year Standard/Interpretation Mandatory Application for financial years starting on Adopted by the European Union Possible Impact on MorphoSys IFRS 3 (A) Reference to the Conceptual Framework 1/1/2022 yes none IAS 16 (A) Property, Plant and Equipment — Proceeds before Intended Use 1/1/2022 yes none IAS 37 (A) Amended by Onerous Contracts — Cost of Fulfilling a Contract 1/1/2022 yes none Annual Improvements to International Financial Reporting Standards, 2018 – 2020 1/1/2022 yes none (A) Amendments Standards with the remark "none" do not have a material impact on the consolidated financial statements. New and Revised Standards not yet Mandatory The following new and revised standards that were not yet mandatory in the reporting period and not yet adopted by the European Union were not applied in advance. Standards with the remark "yes" are likely to have an impact on the consolidated financial statements and are currently being assessed by the Group. The following discussion focuses only on those changes that have a material impact. The impact on the consolidated financial statements from the amendments to IAS 1, IAS 8 and IAS 12 are not considered to be material and are therefore not explained separately. Standards with the remark "none" are not expected to have a material impact on the consolidated financial statements. Group Interim Statement 31

Standard/Interpretation Mandatory Application for financial years starting on Adopted by the European Union Possible Impact on MorphoSys IFRS 17 und IFRS 17 (A) Insurance Contracts including Amendments to IFRS 17 1/1/2023 no none IAS 1 (A) Classification of Liabilities as Current or Non- current 1/1/2023 no yes IAS 1 (A) Disclosure of Accounting Policies 1/1/2023 no yes IAS 8 (A) Definition of Accounting Estimates 1/1/2023 no yes IAS 12 (A) Deferred Tax related to Assets and Liabilities arising from a Single Transaction 1/1/2023 no yes (A) Amendments Consolidation Methods As a result of the acquisition of shares on June 14, 2022, MorphoSys AG acquired a 15% interest in Human Immunology Biosciences, Inc. ("HIBio"), based in San Francisco, California, USA. For further information, please refer to Note 13. This investment is accounted for as an associate as MorphoSys has significant influence and therefore the consolidation methods presented in the consolidated financial statements as of December 31, 2021 are supplemented by the methods for associates: Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group's share of post-acquisition profits or losses of the investee in profit or loss, and the Group's share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment. Where the Groups's share of losses in an equity-accounted investment equals or exceeds its interest in the entity (including any other long-term interest that is attributable to the net investment in the investee in substance, the Group does not recognize further losses, unless it has incurred legal and constructive obligations or made payments on behalf of the investee. Unrealised gains on transactions between the group and its associates are eliminated to the extent of the Group's interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group. The carrying amount of equity-accounted investments is tested for impairment in accordance with the impairment method described in Note 2.7.9 "Impairment of non-financial assets" in the consolidated financial statements as of December 31, 2021. The net investment in an associate is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of events that occurred after the initial recognition of the net investment and that loss events have an impact on the estimated future cash flows from 32 Group Interim Statement the net investment that can be reliably estimated. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is an objective evidence of impairment. When the Group ceases to equity account for an investment because of loss of significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate. 2. Revenues in 000' € H1 2022 H1 2021 Product Sales, Net 38,328 27,795 Royalties 41,042 25,373 License Fees 22 22 Milestone Payments 1,750 17,745 Service Fees 7,543 10,367 Other 12,223 4,122 Licenses, Milestones and Other 21,537 32,255 Total 100,908 85,424 The following overview shows the Group’s regional distribution of revenue on the basis of the customer location: in 000' € H1 2022 H1 2021 Europe and Asia 3,550 20,443 USA and Canada 97,358 64,981 Total 100,908 85,424 The following overview shows the timing of the satisfaction of performance obligations: in 000' € H1 2022 H1 2021 At a Point in Time 100,887 85,402 Over Time 22 22 Total 100,908 85,424 Group Interim Statement 33

Of the total revenues generated in the first half-year of 2022, a total of € 42.8 million were recognized from performance obligations that were fulfilled in previous periods and related to milestone payments and royalties (H1 2021: € 43.1 million). 3. Income Taxes In the first half-year of 2022, the Group recorded an income tax benefit of € 4.0 million (H1 2021: tax benefits of € 1.0 million). In the first half-year of 2021, tax benefits consisted of current tax expenses of € 0.2 million and deferred tax income of € 1.2 million. For MorphoSys AG, in contrary to the first half-year of 2021, no additional deferred taxes on current tax losses and temporary differences were capitalized in the first half- year of 2022. The effective group tax rate for the first half-year of 2022 is 1.1% (H1 2021: 4.6%). The change is mainly due to the non-recognition of deferred tax assets at MorphoSys AG and offsetting the additional capitalization of deferred taxes for the US companies, since the future offsetting of deferred tax assets against deferred tax liabilities and the associated recoverability assessment. changed due to the current tax result. 4. Significant Assumptions and Estimates on Financial Instruments Financial Assets and Liabilities from Collaborations The financial assets from collaborations represent MorphoSys’ current reimbursement claim against Incyte from the expected future losses associated with the co-commercialization activities of Monjuvi as second-line treatment for relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) in the USA (as Incyte has agreed to compensate MorphoSys for 50% of said losses). The financial liabilities from collaborations represent Incyte's entitlement to future profit sharing for sales of Monjuvi as a second-line therapy in DLBCL in the USA (as MorphoSys will share 50% of these profits with Incyte). The planning assumptions are influenced by estimates and mainly comprise revenues and costs for the production and sale of Monjuvi in the US, the discount rate and the expected term of cash flows. Revenues are affected by variable influencing factors such as patient numbers and the number of doses of Monjuvi administered, as well as the price that can be obtained in the market. Costs include the manufacturing costs for these doses of Monjuvi and other cost components for e.g. sale, transport, insurance and packaging. The term is the estimated time period over which Monjuvi will generate benefits in the approved indication and therefore the expected term of product sales in the USA. These estimates are based on assumptions that are jointly arrived at and approved quarterly by the responsible departments at MorphoSys and Incyte. Financial assets and financial liabilities from collaborations are furthermore subject to significant uncertainties from currency exchange rate developments. Compared to December 31, 2021, financial liabilities from collaborations increased by € 89.7 million as of June  30, 2022. This is mainly due to expenses for foreign currency valuation (€  47.7  million) and for the application of the effective interest method (€ 11.1 million). In addition, the planning assumptions regarding the expected net cash flows from the financial liabilities from collaborations have changed. For this purpose, € 30.9 million was recognized in profit or loss in the finance expenses. Changes resulted mainly from lower expected future manufacturing costs and lower selling expenses for Monjuvi in the USA. 34 Group Interim Statement

Group Interim Statement 35

As of June 30, 2022, US$ 2.5 million (€ 2.4 million) were recognized as a current financial asset and US$ 11.8 million (€ 11.4 million) as a current financial liability and US$ 615.6 million (€ 592.7 million) as a non-current financial liability as result of the collaboration with Incyte.

The estimates underlying the financial liabilities from collaboration are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount measured using the effective interest method of the financial liabilities from collaborations as of June 30, 2022 and December 31, 2021. In each case, one planning assumption is changed and all other estimates are kept constant.

	6/30/2022		12/31/2021	
in million €	+ 1%	(1)%	+ 1%	(1)%
Change in Price obtained in the Market (revenue related)	11.1	(11.1)	9.7	(9.7)
Change in Patient Numbers and Number of Doses administered (revenue related)	10.1	(10.1)	8.7	(8.7)
Change in Manufacturing Costs and other Cost Components (cost related)	(5.2)	5.2	(4.6)	4.6
Change in Patient Numbers and Number of Doses administered (cost related)	(1.0)	1.0	(0.9)	0.9

Financial Liabilities from Future Payments to Royalty Pharma

The non-current financial liabilities from future payments to Royalty Pharma represent the obligation of MorphoSys to forward to Royalty Pharma certain future license income in the form of royalties and milestones of Tremfya from Janssen, future royalties as well as future milestone payments for otilimab from GSK, future royalties for gantenerumab from Roche and royalties on future net sales of the product candidates pelabresib and CPI-0209.

The planning assumptions are influenced by estimates and mainly relate to the expected revenues from Tremfya, otilimab, gantenerumab, pelabresib and CPI-0209, the initial discount rate and the expected term of the cash flows. Revenues are influenced by variable factors such as patient numbers and the number of doses administered as well as the price that can be achieved in the market. The term represents the estimated period over which Tremfya in the approved indication and otilimab, gantenerumab and pelabresib will generate future cash inflows and therefore the expected duration of product sales. The above estimates are weighted with an expected probability of obtaining regulatory approval. The cash inflows and outflows represent an estimate of future revenues and costs from the outlicensed products and are subject to a significant degree of judgment. These estimates are based on assumptions that are developed and approved by the responsible departments of MorphoSys on a quarterly basis. Financial liabilities from future payments to Royalty Pharma are furthermore subject to significant uncertainties from currency exchange rate developments.

Compared to December 31, 2021, financial liabilities for future payments to Royalty Pharma increased by € 126.1 million as of June 30, 2022. This is due to expenses for foreign currency valuation (€ 117.5 million) and for the application of the effective interest method (€ 32.6 million). These expenses are included in financial expenses.

The estimates underlying the financial liability are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount measured using the effective interest method of the

36

Group Interim Statement

financial liabilities from future payments to Royalty Pharma as of June 30, 2022 and December 31, 2021. In each case, one planning assumption is changed and all other estimates are kept constant.

	6/30/2022		12/31/2021	
in million €	+1%	(1)%	+1%	(1)%
Change in variable Factors on Revenues	12.8	(12.8)	11.4	(11.4)
Change in Foreign Exchange Rate for future Royalties and Net Sales	(16.4)	16.9	(14.4)	14.8

5. Fair Value Measurement of Financial Instruments

MorphoSys uses the hierarchy below for determining and disclosing the fair value of financial instruments.

Level 1: Quoted (unadjusted) prices in active markets for identical financial assets or liabilities to which the Company has access.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the financial asset or financial liability, either directly (as prices) or indirectly (derived from prices).

Level 3: Inputs for the financial asset or financial liability that are not based on observable market data (i.e., unobservable inputs).

Hierarchy Level 1

The fair value of financial instruments traded in active markets is based on the quoted market prices on the reporting date. A market is considered active if quoted prices are available from an exchange, dealer, broker, industry group, pricing service, or regulatory body that is easily and regularly accessible, and prices reflect current and regularly occurring market transactions at arm's length conditions. For assets held by the Group, the appropriate quoted market price is the buyer's bid price.

Hierarchy Levels 2 and 3

The fair value of financial instruments not traded in active markets can be determined using valuation methods. In this case, fair value is determined using the results of a valuation method that makes maximum use of market data and relies as little as possible on not observable market data. If all significant inputs required for measuring fair value by using valuation methods are observable, the instrument is allocated to Hierarchy Level 2. If significant inputs are not based on observable market data, the instrument is allocated to Hierarchy Level 3.

Hierarchy Level 2 contains foreign exchange forward agreements to hedge exchange rate fluctuations, term deposits as well as restricted cash. Future cash flows for these foreign exchange forward agreements are determined based on forward exchange rate curves. The fair value of these instruments corresponds to their discounted cash flows. The fair value of the term deposits and restricted cash is determined by discounting the expected cash flows using term-specific and risk-adjusted market interest rates.

Hierarchy Level 3 financial assets comprise equity investments, financial assets and financial liabilities from collaborations, financial assets which is part of other receivables, the debt component of the convertible bond as well as financial liabilities from future payments to Royalty Pharma. The underlying valuations are generally carried out by employees in the finance department who report directly to the Chief Financial Officer. The valuation process and results are reviewed and discussed among the persons involved on a regular basis.

For the purpose of determining the fair value of financial assets from collaborations, expected cash inflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account Incyte’s credit risk. The fair value of the debt component of the convertible bond is determined based on the contractual cash flows (interest and principal), that are discounted using market interest rates of financial instruments with a comparable currency and maturities, taking into account MorphoSys' credit risk. In order to determine the fair value of the non-current financial liabilities from collaborations for disclosure purposes (these are accounted for at amortized cost using the effective interest method), the expected cash outflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account MorphoSys' credit risk. For determining the fair value of the non-current financial liabilities for future payments to Royalty Pharma for disclosure purposes (these are accounted for at amortized cost using the effective interest method), the expected cash outflows from the planned royalty and milestone payments to Royalty Pharma are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account MorphoSys' credit risk. For further information on the assumptions and estimates made to derive the cash flows from the financial assets and liabilities from collaborations and the financial liabilities from future payments to Royalty Pharma, as well as a sensitivity analysis of the significant estimates and assumptions of the financial liabilities recognized at amortized cost whose fair value is assigned to hierarchy level 3, please refer to Note 4. Reclassifications between the hierarchy levels are generally taken into account as of the reporting dates. In 2022, no transfers were made between the fair value hierarchy levels. In 2021, the fair value measurement of the debt component of the convertible bond was reclassified from hierarchy level 2 to hierarchy level 3, as the entity's own credit risk was not observable as a significant parameter for the fair value measurement anymore. The carrying amounts of current financial assets and liabilities at amortized cost approximate their fair values given their short maturities. Group Interim Statement 37

38

Group Interim Statement

The table below shows the fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet.

June 30, 2022; in 000' €	Classification Financial Instrument	Carrying Amount	Fair Value	Hierarchy Level
Cash and Cash Equivalents	AC	119,054	*	*
Other Financial Assets		605,329		
thereof Money Market Funds	FVTPL	9,683	9,683	1
thereof Fixed Term Deposits	AC	595,646	*	*
Accounts Receivable	AC	120,461	*	*
Financial Assets from Collaborations	FVTPL	2,444	2,444	3
Other Receivables		13,566		
thereof Forward Exchange Contracts used for Hedging	FVTPL	0	0	2
thereof Financial Assets	FVTPL	10,377	10,377	3
thereof Non-Financial Assets	n/a	3,189	n/a	n/a
Current Financial Asset		**860,854**		
Other Financial Assets	AC	29,922	29,705	2
Prepaid Expenses and Other Assets		10,376		
thereof Restricted Cash	AC	1,659	1,659	2
thereof Non-Financial Assets	n/a	8,717	n/a	n/a
Non-Current Financial Asset		**40,298**		
Total		**901,152**		
Accounts Payable and Accruals		(158,464)		
thereof Accounts Payable	FLAC	(55,069)	*	*
thereof Non-Financial Liabilities	n/a	(103,395)	n/a	n/a
Bonds	FLAC	(2,031)	*	*
Financial Liabilities from Collaborations	FLAC	(11,393)	*	*
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(104,131)	*	*
Current Financial Liabilities		**(276,019)**		
Bonds	FLAC	(286,305)	(192)	3
Financial Liabilities from Collaborations	FLAC	(592,666)	(466,533)	3
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(1,278,104)	(1,040,972)	3
Non-Current Financial Liabilities		**(2,157,075)**		
Total		**(2,433,094)**		

* For these instruments the carrying amount is a reasonable approximation of fair value.

Group Interim Statement 39

December 31, 2021; in 000' €	Classification Financial Instrument	Carrying Amount	Fair Value	Hierarchy Level
Cash and Cash Equivalents	AC	123,248	*	*
Other Financial Assets		853,686		
thereof Money Market Funds	FVTPL	8,875	8,875	1
thereof Fixed Term Deposits	AC	844,811	*	*
Accounts Receivable	AC	75,911	*	*
Financial Assets from Collaborations	FVTPL	16,730	16,730	3
Other Receivables		2,227		
thereof Forward Exchange Contracts used for Hedging	FVTPL	0	0	2
thereof Non-Financial Assets	n/a	2,227	n/a	n/a
Current Financial Asset		**1,071,802**		
Other Financial Assets	AC	0	0	2
Prepaid Expenses and Other Assets		13,251		
thereof Restricted Cash	AC	4,059	4,059	2
thereof Non-Financial Assets	n/a	9,192	n/a	n/a
Non-Current Financial Asset		**13,251**		
Total		**1,085,053**		
Accounts Payable and Accruals		(188,077)		
thereof Accounts Payable	FLAC	(73,787)	*	*
thereof Non-Financial Liabilities	n/a	(114,290)	n/a	n/a
Bonds	FLAC	(423)	*	*
Financial Liabilities from Collaborations	FLAC	(1,097)	*	*
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(88,401)	*	*
Current Financial Liabilities		**(277,998)**		
Bonds	FLAC	(282,785)	(304,025)	3
Financial Liabilities from Collaborations	FLAC	(513,264)	(514,169)	3
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(1,167,775)	(1,367,365)	3
Non-Current Financial Liabilities		**(1,963,824)**		
Total		**(2,241,822)**		

* For these instruments the carrying amount is a reasonable approximation of fair value.

40

Group Interim Statement

Financial Assets from Collaborations

The financial assets from collaborations are classified at FVTPL and their measurement is based on unobservable parameters. This results in a fair value classification in the Level 3 measurement hierarchy. The assets changed in the first half-year of 2022 and in 2021 as follows:

In T €	2022	2021
Balance as of January 1	16,730	42,870
Additions	0	0
Cash Receipts	(19,503)	(40,004)
Through Other Comprehensive Income	0	0
Through Profit or Loss (in Finance Result)	5,217	13,864
Balance as of June 30 / December 31	**2,444**	**16,730**

6. Changes in Stockholders' Equity

Common stock

As of June 30, 2022, the Company's common stock including treasury shares amounted to € 34,231,943 (December 31, 2021: € 34,231,943).

As of June 30, 2022, the value of treasury shares decreased from € 3,085,054 on December 31, 2021 to € 2,915,518. The reason for this decrease was the transfer of 4,587 treasury shares from the 2018 performance-based Long-Term Incentive Plan (LTI Plan) in the amount of € 169,536 to the Management Board and certain employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2022 and offers beneficiaries a six-month period until October 19, 2022 to receive a total of 16,008 shares. As a result, the number of MorphoSys shares held by the Company as of June 30, 2022, amounted to 78,567 shares (December 31, 2021: 83,154 shares).

Additional Paid-in Capital

As of June 30, 2022, additional paid-in capital amounted to € 833,820,037 (December 31, 2021: € 833,320,689). The increase totaling € 499,348 was largely a result of the allocation of personnel expenses from share-based payments in the amount of € 668,884. Part of the increase was offset by a decline that resulted from the reclassification of treasury shares related to share allocations from the 2018 Long-Term Incentive Plan in the amount of € 169,536.

Other Comprehensive Income Reserve

On June 30, 2022, the other comprehensive income reserve mainly contained foreign currency translation differences from consolidation of € 137,423,276 (December 31, 2021: € 52,785,077). The currency translation differences from consolidation include exchange rate differences from the translation of the financial statements of Group companies prepared in foreign currencies and differences between the exchange rates used in the balance sheet and income statement.

Accumulated Deficit The consolidated net loss for the first six months of 2022 of € 357,641,777 is reported under “accumulated deficit.” As a result, the accumulated deficit increased from € 672,349,226 on December  31, 2021 to € 1,029,991,003 on June 30, 2022. 7. Development of Stock Options, Performance Share Units, Performance Shares and Convertible Bonds In the first six months of 2022, there were no stock options and convertible bonds issued to the Management Board, Senior Management Group or employees. In June 2022, 696,622 performance share units were issued under the 2022 Performance Share Unit Program (PSU Program) to the Management Board and certain Company employees. Further details can be found in Note 8. In June 2022, 408,956 performance shares were granted under the MorphoSys US 2022 Restricted Stock Unit Plan (RSU Plan) to certain employees of MorphoSys US Inc. and Constellation Pharmaceuticals, Inc. Further details can be found in Note 9. At the end of the four-year waiting period, the Board of Directors and certain employees of the Company will have a six-month period to receive a total of 16,008 shares from the 2018 LTI Plan. As of June 30, 2022, 4,587 shares were transferred to the beneficiaries from the 2018 LTI Plan. After the expiration of the four-year vesting period, the Management Board and certain Company employees were granted a three-year period to receive a total of 37,901 shares under the 2018 SOP. The number of shares is based on 63,127 stock options, of which each option grants 0.6 subscription rights to shares of the company. As of June 30, 2022, 0 shares from the 2018 SOP were transferred to the program’s beneficiaries. After the end of the third one-year performance period, certain employees of MorphoSys US Inc. were granted a six-month period to receive a total of 1,166 performance shares under the 2019 LTI Plan. As of June 30, 2022, 0 shares from the 2019 LTI Plan were transferred to the program’s beneficiaries. 8. Performance Share Unit Program 2022 On June  1, 2022, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash- settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was June 15, 2022; the vesting period/performance period is four years. If the predefined performance criteria for the four-year period are fully met, 100% of the performance share units become vested in the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the absolute share price development of the MorphoSys share, the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, the achievement of Development Milestones and an assessment of the employee Group Interim Statement 41 engagement. The performance criteria can be met up to a maximum of 200%. If the defined performance criteria are met by less than 0%, no performance share units will be earned for the four-year assessment period. The right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three- month period during which the earned performance shares are transferred from the Company to the beneficiaries by means of a cash settlement. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s ordinary shares equal to the amount of the performance share units earned. The currently available treasury stocks are likely not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan as a cash-settled share-based payment in accordance with IFRS 2. In the event of a departure from the Company, beneficiaries generally retain the performance share units that have vested by the time of their departure. In the event of the termination of a beneficiary’s employment for reasons of conduct, or a revocation of the appointment of a member of the Management Board for reasons constituting good cause as defined by Section 626 (2) of the German Civil Code (BGB), all performance share units are forfeited without entitlement to compensation. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period. As of June 1, 2022, a total of 696,622 performance share units were granted to beneficiaries, of which 242,104 performance share units to the Management Board, 84,208 performance share units to other members of the Executive Committee and 370,310 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. For the PSU program 2022, the calculation of personnel expenses from share-based compensation was based on the assumption that beneficiaries would leave the Company during the three-year period, for which 25% of the shares granted are designated. The fair value of the performance share units of the 2022 Performance Share Unit Program is determined using a Monte Carlo simulation. The expected volatility is based on the development of the share price volatility of the past four years. The calculation of fair values equally considered the performance criteria of the absolute performance of MorphoSys shares, the relative performance compared to the EURO STOXX Total 42 Group Interim Statement

Market Pharmaceuticals & Biotechnology Index, and an evaluation of employee engagement. The parameters of the program are listed in the table below. June 2022 Performance Share Unit Program Share Price in € on June 30, 2022 18.78 Exercise Price in € n/a Expected Volatility of the MorphoSys share in % 41.06 Expected Volatility of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index in % 21.32 Remaining Performance Term of Program in Years 3.92 Dividend Yield in % n/a Risk-free Interest Rate in % 0.90 Fair Value on June 30, 2022, in € 15.83 9. MorphoSys US – 2022 Long-Term Incentive Plan On June  1, 2022, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals. Inc. (beneficiaries). According to IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan (Restricted Stock Unit Plan – RSUP) and is paid out in shares of MorphoSys AG created from authorized capital when predefined key performance criteria are achieved. The plan has a term of three years and comprises three performance periods with a term of one year each. If the predefined performance criteria for the respective period are fully met, 33.3% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US entities during the annual performance period. The performance criteria can be met annually up to a maximum of 175%. If the specified performance criteria are met by less than 50% in one year, no shares will be earned for that year. After the end of the total three- year performance period, the final number of shares vested is calculated, and the shares created through authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a certain amount of the LTI Plan in cash equal to the amount of the performance shares at the end of the performance period. If a beneficiary ceases to hold office or is no longer employed at MorphoSys US Inc. before the end of a performance period, the beneficiary is generally entitled to all restricted stock units that have vested for previously completed one-year performance periods. All other restricted stock units will be forfeited without compensation. The fair value of the restricted shares granted on June  1, 2022, in accordance with the grant dates or measurement dates for each of the three performance periods were € 18.46 per share as of June 15, 2022 (fair value and grant date for first performance period) and € 18.78 per share as of June 30, 2022. Targets have not yet been set for the second and third performance periods, and thus a grant date is not yet available. Group Interim Statement 43

As of June 1, 2022, U.S. beneficiaries had been granted 408,956 restricted shares. In the period from June 1, 2022 to June  30, 2022, U.S. beneficiaries have left MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., and therefore 1,240 restricted shares have expired. For the 2022 LTI Plan, the calculation of personnel expenses from share-based compensation was based on the assumption that beneficiaries would leave the Company during the three-year period, for which 40% of the shares granted are designated. 10. Personnel Expenses Resulting From Share-Based Payments In the first six months of 2022, personnel expenses resulting from share-based payments totaling € 0.9 million were recognized on the income statement (H1 2021: € 1.8 million). In 2022, this amount resulted from share-based payments settled with equity instruments and cash compensation. Of this amount, € 0 million was related to personnel expenses from LTI programs (H1 2021: € -0.2 million), € 1.0 million (H1 2021: €  1.0 million) to stock options, € -0.3 million (H1 2021: €  0.4  million) to restricted stock units and € 0.2 million (H1 2021: € 0.5 million) to performance share units. The income from the restricted stock units resulted from the reversal of personnel expenses for claims of former beneficiaries that will not be fulfilled anymore. The provision for performance share units amounts to €  1.0  million as of June  30, 2022 (December 31, 2021: € 0.8 million). 11. Managers’ Transactions The Group engages in business relationships with members of the Management Board and Supervisory Board as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board performance shares. The tables below show the shares held and equity-settled stock options and performance shares from LTI plans that are part of share- based plans by the members of the Management Board and Supervisory Board, as well as the changes in their ownership during the first half-year 2022. 44 Group Interim Statement

Group Interim Statement 45

Shares

	01/01/2022	Additions	Sales	06/30/2022
Management Board				
Jean-Paul Kress, M.D.	0	0	0	0
Sung Lee	2,250	0	0	2,250
Malte Peters, M.D.	7,456	0	0	7,456
Total	**9,706**	**0**	**0**	**9,706**
Supervisory Board				
Marc Cluzel, M.D., Ph.D	1,000	1,500	0	2,500
Michael Brosnan	5,000	0	0	5,000
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Andrew Cheng, M.D., Ph.D.[1]	–	0	0	0
Krisja Vermeylen	1,000	0	0	1,000
Wendy Johnson[2]	563	0	0	–
Total	**7,563**	**1,500**	**0**	**8,500**

Stock Options

	01/01/2022	Additions	Forfeitures	Exercises	06/30/2022
Management Board					
Jean-Paul Kress, M.D.	81,989	0	0	0	81,989
Sung Lee	0	0	0	0	0
Malte Peters, M.D.	33,110	0	0	0	33,110
Total	**115,099**	**0**	**0**	**0**	**115,099**

Performance Shares from LTI plans

	01/01/2022	Additions	Adjustment due to Performance Criteria	Forfeitures	Allocations	06/30/2022
Management Board						
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Sung Lee	0	0	0	0	0	0
Malte Peters, M.D.	3,105	0	0	0	0	3,105
Total	**3,105**	**0**	**0**	**0**	**0**	**3,105**

[1] Andrew Cheng, M.D., Ph.D. has joined the Supervisory Board of MorphoSys AG on May 18, 2022.

[2] Wendy Johnson resigned as a member of the Supervisory Board with effect from the end of May 18, 2022. Changes in the number of shares after her departure from the Supervisory Board are not presented.

[3] Adjustment due to established performance criteria. For performance criteria that have not yet been met, a target achievement of 100 % is assumed.

[4] Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.

Members of the MorphoSys AG Supervisory Board do not hold any stock options, convertible bonds or performance shares.

12. Transactions with Related Parties With the exception of the transactions explained under "Managers’ Transactions" and the following transactions, there were no other related party transactions carried out in the first six months of 2022. Related Entity In the first half-year of 2022, revenues of €  0.5  million and cost reimbursements of €  0.8  million were recognized with associated companies under the underlying license agreements. As of June 30, 2022, there were trade receivables of € 15.7 million and contract liabilities of € 34.2 million. Related Person On June 30, 2022, the members of the Executive Committee (excluding the Management Board) held 16,996 stock options and 1,865 performance shares granted by the Company. In 2022, a new program of performance shares was issued to the members of the Executive Committee (excluding the Management Board). The members of the Executive Committee (excluding the Management Board) received 84,208 performance share units. On April 1, 2022, 636 shares from the 2018 LTI program were granted to the members of the Executive Committee (excluding the Management Board) with an option to receive these shares within six months. By June  30, 2022, the option for 318 shares had been exercised. In addition, members of the Executive Committee (excluding the Management Board) were granted 3,854 options from the 2018 SOP Plan, for which there was an option to exchange them for 2,314 shares within three years, of which each option grants 0.6 subscription rights to shares of the company. By June 30, 2022, the option had not been exercised. The total compensation for key management personnel (Management Board and members of the Executive Committe) in the first half-year of 2022 and in 2021 was as follows. in € 2022 2021 Total Short-Term Employee Benefits 3,689,648 3,547,595 Total Post-Employment Benefits 241,870 227,796 Total Termination Benefits 0 0 Total Share-Based Payment 6,577,000 4,278,500 Total Compensation 10,508,518 8,053,891 As of June 30, 2022, there were accrued personnel expenses for payments to key management personnel for performance-related remuneration of €  1.1  million and non-current provisions for long-term incentive compensation of € 0.6 million (December 31, 2021: € 1.7 million and € 1.0 million, respectively). 46 Group Interim Statement

13. Further Significant Events and Transactions By virtue of MorphoSys’ business model, the COVID-19 pandemic has had limited impact on MorphoSys’ net assets and financial position in the first six months of 2022. The COVID-19 pandemic, however, has had a negative impact on the results of operations in the first six months of 2022, specifically on lower than expected sales of Monjuvi®. There were no material asset impairments that would have to be recognized in connection with COVID-19. The war in the Ukraine has had no material negative impact on the business activities of MorphoSys AG. The same applies to the Company's net assets, financial position and results of operations. For the general economic effects, which basically affect all companies, please refer to the corresponding section in the management report. Development Funding Bond The drawdown date of the development funding bond with Royalty Pharma was extended by approximately two months, i.e., until September 12, 2022, on identical terms by two agreements dated May 31, 2022 and June 29, 2022. The original agreement, which was concluded with Royalty Pharma as of July 15, 2021, stipulated that the development financing bond must be drawn down within one year, i.e., by July 15, 2022. License Agreements with HIBio As of June 14, 2022, license agreements for felzartamab (MOR202) and MOR210 have been signed with HIBio. HIBio is a biotechnology company based in San Francisco, California, and focused on the discovery and development of precision medicines for autoimmune and inflammatory diseases. The agreement will enable HIBio to develop and commercialize MorphoSys' anti-CD38 antibody felzartamab and anti-C5aR1 antibody MOR210. HIBio will receive worldwide commercialization rights for felzartamab and MOR210 except for the territories for felzartamab and MOR210 licensed to I-Mab Biopharma in 2017 and 2018. As consideration for the contribution in kind of the license to felzartamab, MorphoSys will receive a 15.0% equity interest in HIBio and will be represented with a seat on HIBio's Board of Directors. Upon the achievement of certain milestone events, MorphoSys receives additional shares of up to US$ 67.5 million (€ 65.0 million) and payments of up to US$ 500.0 million (€ 481.4 million). In addition, MorphoSys is eligible to receive tiered royalties on future net sales of felzartamab. The investment in HIBio will be accounted for as an associate with acquisition costs of € 9.5 million as of June 14, 2022. In the period from June 14 to June 30, 2022, a proportionate contribution to earnings from HIBio was not recognized for reasons of materiality. The right to receive additional shares is recognized at fair value as a financial asset - reference is made to the disclosures in section 5. During the period from June 14, 2022 to June 30, 2023, all of MorphoSys's expenses related to the clinical development of felzartamab, which include personnel costs, costs for external services and material expenses, will be fully compensated or reimbursed by HIBio. As consideration for the licensing of MOR210, MorphoSys received a payment of US$ 15.0 million (€ 14.4 million), which is included in contract liabilities as of June 30, 2022. Upon achievement of certain events, MorphoSys may receive further payments of up to US$ 500.0 million (€ 481.4 million). In addition, MorphoSys is eligible to receive tiered royalties on future net sales of MOR210. Group Interim Statement 47

14. Subsequent Events MorphoSys updated its financial guidance for 2022 financial year on July 26, 2022. For details refer to the section "Outlook". On July 26, 2022, MorphoSys notified Royalty Pharma that it intends to draw US$ 300.0 million (€ 296.3 million) of the development funding bonds. The proceeds are anticipated to be delivered to MorphoSys in September 2022 and will be used primarily to fund development activities. 48 Group Interim Statement

Responsibility Statement “To the best of our knowledge, and in accordance with the applicable accounting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the Group’s net assets, financial position and results of operations, and the group interim management report provides a fair view of the development and performance of the business and the position of the Group together with a description of the principal opportunities and risks associated with the Group’s expected development during the remainder of the financial year.” Planegg, August 1, 2022 Dr. Jean-Paul Kress Sung Lee Chief Executive Officer Chief Financial Officer Dr. Malte Peters Chief Research and Development Officer Group Interim Statement 49

Imprint MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Tel.: +49-89-89927-0 Fax: +49-89-89927-222 Email: info@morphosys.com Website: www.morphosys.com Investor Relations Tel.: +49-89-89927-404 Fax: +49-89-89927-5404 Email: investors@morphosys.com Published on August 3, 2022 This Half-Year Report is also available in German and can be downloaded from the Company’s website (PDF). For better readability, this report uses the masculine form only but refers equally to all genders. HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, Ylanthia®, 100 billion high potentials®, Slonomics®, CyCAT®, MONJUVI® and MINJUVI® are registered trademarks of the MorphoSys Group. Tremfya® is a registered trademark of Janssen Biotech, Inc. XmAb® is a registered trademark of Xencor, Inc. National Comprehensive Cancer Network®, NCCN®, NCCN Guidelines® are registered trademarks of NCCN. Group Interim Statement 51

Financial Calendar 2022 March 16, 2022 Publication of 2021 Year-End Results May 4, 2022 Publication of 2022 First Quarter Interim Statement May 18, 2022 2022 Annual General Meeting August 3, 2022 Publication of 2022 Half-Year Report November 16, 2022 Publication of 2022 Third Quarter Interim Statement MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Tel.: +498989927-0 Fax: +498989927-222 www.morphosys.com